UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 000-13355

ASM INTERNATIONAL N.V.

(Translation of registrant’s name into English)

JAN VAN EYCKLAAN 10

3723 BC BILTHOVEN

THE NETHERLANDS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and had not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Table of Contents:

As used in this report, the terms “we,” “us,” “our,” “ASMI,” “ASM International” and the “Company” mean ASM International N.V. and its subsidiaries, unless the context indicates another meaning, and the term “common shares” means our common shares, par value € 0.04 per share. Since we are a Netherlands company, the par value of our common shares is expressed in euros (“€”). The terms “United States” and “U.S.” refer to the United States of America.

Consolidated Balance Sheets

(thousands, except per share data)		In euros

	Note	December 31, 2004	June 30, 2005
			(unaudited)
Assets
Cash and cash equivalents	2	218,614	217,850
Marketable securities	2	5	6
Accounts receivable, net		171,996	181,178
Inventories, net	3	156,959	191,021
Income taxes receivable		26	39
Deferred tax assets		3,624	4,178
Other current assets		24,646	26,609

Total current assets		575,870	620,881

Property, plant and equipment, net	4	142,696	159,087
Goodwill	5	89,309	100,319
Purchased technology and other intangible assets	6	8,833	9,162
Deferred tax assets		780	886
Debt issuance costs	9	6,346	6,146

Total Assets		823,834	896,481

Liabilities and Shareholders’ Equity
Notes payable to banks	7	23,379	27,972
Accounts payable		76,026	88,755
Accrued expenses		67,756	75,249
Advance payments from customers		7,189	11,441
Deferred revenue		13,397	12,401
Income taxes payable		13,636	12,234
Current portion of long-term debt	8	7,883	8,745
Current portion of convertible subordinated debt	9	72,646	78,024

Total current liabilities		281,912	314,821

Deferred tax liabilities		914	1,103
Long-term debt	8	17,137	15,468
Convertible subordinated debt	9	176,208	198,480

Total liabilities		476,171	529,872

Commitments and contingencies	12

Minority interest in subsidiary		90,947	98,337

Shareholders’ Equity:
Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 52,617,952 and 52,640,231 shares		2,105	2,106
Financing preferred shares, issued none		—	—
Preferred shares, issued none		—	—
Capital in excess of par value		299,761	299,997
Retained earnings		24,631	17,901
Accumulated other comprehensive loss		(69,781)	(51,732)

Total Shareholders’ Equity		256,716	268,272

Total Liabilities and Shareholders’ Equity		823,834	896,481

See Notes to Unaudited Consolidated Interim Financial Statements.

Consolidated Statements of Operations

(thousands, except per share data)				In euros

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	211,946	183,256	407,817	317,983
Cost of sales	(138,208)	(119,513)	(252,981)	(208,316)

Gross profit	73,738	63,743	154,836	109,667

Operating expenses:
Selling, general and administrative	(29,114)	(24,052)	(54,070)	(47,824)
Research and development	(23,105)	(23,846)	(40,589)	(44,806)
Amortization of purchased technology and other intangible assets	(503)	(403)	(503)	(784)

Total operating expenses	(52,722)	(48,301)	(95,162)	(93,414)

Earnings from operations	21,016	15,442	59,674	16,253
Loss on equity investments	(130)	—	(417)	—
Net interest expense	(2,769)	(2,780)	(5,120)	(5,563)
Foreign currency transaction gains (losses)	128	(233)	256	(409)

Earnings before income taxes and minority interest	18,245	12,429	54,393	10,281
Income tax expense	(2,763)	(1,485)	(7,595)	(2,050)

Earnings before minority interest	15,482	10,944	46,798	8,231
Minority interest	(11,123)	(10,426)	(27,846)	(14,961)

Net earnings (loss)	4,359	518	18,952	(6,730)

Net earnings (loss) per share:
Basic	0.09	0.01	0.37	(0.13)
Diluted	0.08	0.01	0.37	(0.13)

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	50,944	52,633	50,552	52,627
Diluted	51,410	52,760	51,078	52,627

See Notes to Unaudited Consolidated Interim Financial Statements.

Consolidated Statements of Comprehensive Income

(thousands)				In euros

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net earnings (loss)	4,359	518	18,952	(6,730)
Other comprehensive income (loss):
Foreign currency translation effect for the period	(1,864)	12,119	4,758	20,479
Unrealized gains (losses) on derivative instruments	721	(26)	(270)	(2,430)

Total other comprehensive income (loss)	(1,143)	12,093	4,488	18,049

Comprehensive income	3,216	12,611	23,440	11,319

Consolidated Statements of Shareholders’ Equity

(thousands, except for number of common shares)						In euros

	Number of common shares	Common shares	Capital in excess of par value	Retained earnings	Accumulated other comprehensive income (loss)	Total Shareholders’ Equity
Balance December 31, 2003	50,061,647	2,002	259,122	592	(57,107)	204,609

Issuance of common shares:
For stock options	81,966	3	653	—	—	656
Exercise of warrants	166,210	7	1,317	—	—	1,324
Acquisition of business	1,962,282	79	34,436	—	—	34,515
Compensation expense employee stock option plan	—	—	56	—	—	56
Net earnings	—	—	—	18,952	—	18,952
Other comprehensive income	—	—	—	—	4,488	4,488

Balance June 30, 2004 (unaudited)	52,272,105	2,091	295,584	19,544	(52,619)	264,600

Balance December 31, 2004	52,617,952	2,105	299,761	24,631	(69,781)	256,716

Issuance of common shares:
For stock options	22,279	1	236	—	—	237
Net loss		—	—	(6,730)	—	(6,730)
Other comprehensive income		—	—	—	18,049	18,049

Balance June 30, 2005 (unaudited)	52,640,231	2,106	299,997	17,901	(51,732)	268,272

See Notes to Unaudited Consolidated Interim Financial Statements.

Consolidated Statements of Cash Flows

(thousands)				In euros

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net earnings (loss)	4,359	518	18,952	(6,730)
Adjustments to reconcile net earnings (loss) to net cash from operating activities:
Depreciation	12,377	8,618	20,092	16,726
Amortization of purchased technology and other intangible assets	503	404	503	785
Amortization of debt issuance costs	387	455	765	929
Compensation expense employee stock option plan	56	—	56	—
Deferred income taxes	1,161	(365)	1,533	(255)
Loss on equity investments	130	—	417	—
Minority interest	11,123	10,426	27,846	14,961
Increase (decrease) in allowance for doubtful receivables	167	43	709	(256)
Changes in other assets and liabilities:
Accounts receivable	(20,412)	(20,337)	(53,264)	4,138
Inventories	441	(5,716)	(11,502)	(18,595)
Other current assets	(918)	(3,259)	(4,744)	(611)
Accounts payable and accrued expenses	8,931	6,094	46,950	8,889
Advance payments from customers	1,460	(665)	1,593	3,177
Deferred revenue	1,413	(1,310)	305	(1,710)
Income taxes	1,328	1,231	6,390	(2,792)

Net cash provided by (used in) operating activities	22,506	(3,863)	56,601	18,656

Cash flows from investing activities:
Capital expenditures	(13,683)	(6,937)	(20,976)	(18,860)
Investments and loan advances	(1,093)	—	(2,809)	—
Acquisition of shares from minority shareholders ASMPT	(4,465)	—	(4,465)	—
Acquisition of business, net of common shares issued and cash acquired	106	—	106	—
Proceeds from sale of property, plant and equipment	3,471	19	3,500	29

Net cash used in investing activities	(15,664)	(6,918)	(24,644)	(18,831)

Cash flows from financing activities:
Notes payable to banks, net	(2,550)	3,830	(4,960)	3,610
Proceeds from issuance of common shares	255	127	1,980	237
Proceeds from long-term debt and subordinated debt	965	—	965	589
Repayments of long-term debt and subordinated debt	(1,923)	(2,002)	(2,311)	(6,128)
Dividend to minority shareholders	(15,663)	(18,468)	(15,663)	(18,468)

Net cash used in financing activities	(18,916)	(16,513)	(19,989)	(20,160)
Foreign currency translation effect	(692)	12,280	4,724	19,571

Net increase (decrease) in cash and cash equivalents	(12,766)	(15,014)	16,692	(764)
Cash and cash equivalents at beginning of period	184,315	232,864	154,857	218,614

Cash and cash equivalents at end of period	171,549	217,850	171,549	217,850

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest, net	4,755	5,523	4,919	4,891
Income taxes, net	976	619	373	5,097

Non cash investing and financing activities:
Common shares issued for acquisition of business	34,515	—	34,515	—

See Notes to Unaudited Consolidated Interim Financial Statements.

Notes to Unaudited Consolidated Interim Financial Statements

(euros in thousands, except per share data and unless otherwise stated)

NOTE 1	Summary of Significant Accounting Policies

Basis of presentation

ASM International N.V. (‘ASMI’ or ‘the Company’) is a Netherlands public limited liability company domiciled in the Netherlands with its principal operations in Europe, the United States, Southeast Asia and Japan.

The accompanying condensed financial statements (which the Company refers to as the Interim Financial Statements) have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The Interim Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company’s management considers necessary for a fair presentation of the financial position, operating results and cash flows as of the dates and for the periods presented. Certain information and footnote disclosures normally included in financial information prepared in accordance with US GAAP have been condensed or omitted. The results of operations for the three months and six months ended June 30, 2005 may not necessarily be indicative of the operating results for the entire fiscal year.

The Consolidated Balance Sheet as of December 31, 2004 was derived from audited financial statements but does not include all disclosures required by US GAAP. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The Interim Financial Statements should be read in conjunction with the Consolidated Balance Sheets of ASM International N.V. as of December 31, 2003 and 2004, and the related Consolidated Statements of Operations, Comprehensive Income, Shareholders’ Equity and Cash Flows for each year in the three year period ended December 31, 2004. See the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123R “Share-Based Payment,” which addresses the accounting for employee stock options. This statement is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R is effective at the beginning of the first annual period beginning after June 15, 2005. The approach to account for share-based payments in SFAS No. 123R is in general similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Pro forma disclosure is no longer an alternative. The Company will adopt SFAS No. 123R at January 1, 2006, and will apply the provisions of SFAS No. 123R to all share-based payments, including employee stock options granted, modified or settled subsequent to the date of adoption. The cost relating to these payments will be measured at fair value on the grant date and will be recognized in the financial statements over the requisite service period.

The Company will evaluate its stock option plans and investigate alternative share-based systems. As a result, the Company is not yet able to estimate the impact of the adoption of SFAS No. 123R on the Company’s financial positions or result of operations for 2006 and subsequent years.

In addition, SFAS No. 123R requires that the cost of common shares issued under the Employee Share Incentive Scheme of the Company’s 53.84 % owned subsidiary, ASM Pacific Technology Ltd. (“ASM Pacific Technology” or “ASMPT”) is accounted for in the year of vesting. In prior years, the Company applied APB Opinion No. 25 and accounted for this cost in the year in which service was rendered by the employee who was granted common shares. With respect to the ASMPT Employee Share Incentive Scheme, the Company estimates that the adoption of SFAS No. 123R in 2006 could result in a one-time decrease of selling, general and administrative expenses in 2006 in a range of € 4,000 to € 6,000.

NOTE 2	Cash and Cash Equivalents, Marketable Securities

At June 30, 2005, cash and cash equivalents and marketable securities of the Company’s 53.84% owned subsidiary ASMPT amounted to € 55,385 and are restricted to use in the operations of ASMPT.

NOTE 3	Inventories

Inventories consist of the following:

	December 31, 2004	June 30, 2005
		(unaudited)
Components and raw materials	73,907	89,812
Work in process	82,276	88,668
Finished goods	25,364	37,728

Total inventories, gross	181,547	216,208
Allowance for obsolescence and lower market value	(24,588)	(25,187)

Total inventories, net	156,959	191,021

NOTE 4	Property, Plant and Equipment

The changes in the amount of property, plant and equipment are as follows:

Total
At cost:
Balance January 1, 2005	339,876
Capital expenditures	18,860
Retirements and sales	(6,302)
Foreign currency translation effect	33,654

Balance June 30, 2005 (unaudited)	386,088

Accumulated depreciation:
Balance January 1, 2005	197,180
Depreciation	16,726
Retirements and sales	(6,273)
Foreign currency translation effect	19,368

Balance June 30, 2005 (unaudited)	227,001

Property, plant and equipment, net:
January 1, 2005	142,696
June 30, 2005 (unaudited)	159,087

Useful lives in years:
Buildings and improvements	10-25
Machinery and equipment	2-10
Furniture and fixtures	2-10

NOTE 5	Goodwill

The changes in the amount of goodwill are as follows:

	Cost	Accumulated amortization	Carrying amount
Balance January 1, 2005	97,770	(8,461)	89,309
Foreign currency translation effect	11,920	(910)	11,010

Balance June 30, 2005 (unaudited)	109,690	(9,371)	100,319

The allocation of the carrying amount of goodwill is as follows:

	December 31, 2004	June 30, 2005
		(unaudited)
Front-end segment:
ASM Microchemistry Oy	3,560	3,560
NanoPhotonics AG	328	328
ASM NuTool, Inc.	37,793	42,571
ASM Genitech, Inc.	6,917	8,003

Back-end segment:
ASM Pacific Technology Ltd.	40,711	45,857

Total	89,309	100,319

ASM Microchemistry Oy – In July 1999, the Company acquired all the outstanding shares of Microchemistry Oy. The acquisition was accounted for using the purchase method. The total consideration paid amounted to € 3,868. After adding the assets deficiency, goodwill amounted to € 4,747.

NanoPhotonics AG (“NanoPhotonics”) – In December 1999, the Company acquired a 24.0% interest in NanoPhotonics AG, a German supplier of precision thin film metrology equipment, for € 407. The Company’s Chief Executive Officer also purchased a 44.5% interest in NanoPhotonics. In December 1999 the Company agreed with the Chief Executive Officer the right to purchase his 44.5% interest at the option of the Company, expiring December 31, 2004, at the same price the officer paid for his interest in the initial transaction. This option agreement expired in 2004 and has been extended until December 31, 2005 at the same terms as the initial option agreement. Due to the issuance of new shares by NanoPhotonics to third parties in 2003, the Company’s interest diluted to 23.61% and the Chief Executive Officer’s interest diluted to 43.77% as of December 31, 2004.

ASM NuTool, Inc. (“ASM NuTool”) – On June 2, 2004 the Company acquired the remaining 84.3% interest in NuTool, Inc. and as from June 2, 2004 the Company owns 100% of the outstanding capital stock of NuTool, which was renamed ASM NuTool, Inc. The total consideration for the 84.3% interest, including expenses, amounted to € 35,063 (or US$ 43.0 million at the time of purchase), consisting of € 34,516 in newly issued common shares of the Company and € 547 in cash, excluding the value of common shares that may be issued in the future based on certain financial performance targets. The other 15.7% interest in NuTool was acquired by the Company in two transactions in December 2001 and April 2003 for a total cash consideration of € 21,507 (or US$ 19.5 million at the time of the purchase). The acquisition was accounted for using the purchase method and the excess of the purchase price over the fair value of the underlying net assets acquired in the amount of € 42,022 (or US$ 51.5 million at the time of purchase) has been recorded as goodwill.

ASM Genitech, Inc. (“ASM Genitech”) – On August 5, 2004, the Company acquired 100% of the common shares in Genitech, Inc, which was renamed ASM Genitech, Inc. The total consideration including expenses at the date of the acquisition amounted to € 7,939 (or US$ 9.6 million at the time of purchase), consisting of € 3,299 in newly issued common shares of the Company and € 4,640 in cash, excluding variable cash payments that may be payable in the future based on certain financial performance targets. The acquisition was accounted for using the purchase method and the excess of the purchase price over the fair value of the underlying net assets acquired in the amount of € 6,917 (or KRW 9,881 million at the time of purchase) has been recorded as goodwill.

ASM Pacific Technology Ltd.– In 2000, the Company purchased in various transactions 5.0% of the outstanding common shares of ASMPT to maintain a majority interest in the shares of ASMPT of 54.88% after the 5.0% acquisition. The total purchase price of the acquired shares amounted to € 74,757 (or US$ 71.8 million at the time of purchase). The acquisition of these shares was accounted for using the purchase method and the excess of the purchase price over the fair value of the underlying net assets acquired in the amount of € 64,985 (or US$ 61.8 million at the time of purchase) has been recorded as goodwill. The fair value approximated the book value of such assets and liabilities of ASMPT at the date of purchase.

In the second quarter of 2004, the Company’s subsidiary ASMPT repurchased 0.40% of its outstanding common shares in the open market for € 4,465 (HK$ 42.5 million). The acquisition of these common shares was accounted for using the purchase method and the excess of the purchase price over the fair value of the underlying net assets acquired has been recorded as goodwill. This repurchase increased the interest of the Company in ASMPT from 53.87% to 54.09%. This interest was diluted by 0.25% percentage point to 53.84% in December 2004 as a result of the issuance of 1,798,500 common shares of ASMPT pursuant to the Employee Share Incentive Scheme of ASMPT.

NOTE 6	Purchased Technology and Other Intangible Assets

The changes in the amount of purchased technology and other intangible assets are as follows:

	Cost	Accumulated amortization	Carrying amount
Balance January 1, 2005	10,115	(1,282)	8,833
Amortization	—	(785)	(785)
Foreign currency translation effect	1,345	(231)	1,114

Balance June 30, 2005 (unaudited)	11,460	(2,298)	9,162

Purchased technology and other intangible assets are amortized over useful lives of 3 to 7 years.

NOTE 7	Notes Payable to Banks

Information on notes payable to banks is as follows:

	December 31, 2004	June 30, 2005
		(unaudited)
Germany	33	15
Japan	22,896	27,000
Singapore	450	957

	23,379	27,972

Notes payable outstanding in local currencies is as follows (in thousands):

	December 31, 2004	June 30, 2005
		(unaudited)
Euro	33	15
Japanese yen	3,180,000	3,600,000
Singapore dollar	1,000	1,950

ASMI and its individual subsidiaries borrow under separate short-term lines of credit with banks in the countries where they are located. The lines contain general provisions concerning renewal and continuance at the option of the banks. The weighted average interest rate of the outstanding notes payable was 1.73% at June 30, 2005.

Total short-term lines of credit amounted to € 97,694 at June 30, 2005. The amount outstanding at June 30, 2005 was € 27,972 and the undrawn portion totaled € 69,722. The undrawn portion includes € 35,975 relating to ASMPT, in which the Company holds a 53.84% interest, and such amount is limited solely for use in the operations of ASMPT. ASM Japan had € 33,450 available for borrowings under its bank lines, which are restricted for use in the ASM Japan operations. Total short-term facilities of ASM Japan in the amount of € 60,450 are guaranteed by ASMI.

The Company does not provide guarantees for borrowings of ASMPT and there are no guarantees from ASMPT to secure indebtedness of the Company. Under the rules of the Stock Exchange of Hong Kong, ASMPT is precluded from providing loans and advances, other than trade receivables in the normal course of business, to ASMI or its affiliates.

NOTE 8	Long-term Debt

Long-term debt consists of the following:

	December 31, 2004	June 30, 2005
		(unaudited)
Term loans:
Japan, 1.7-3.3%, due 2005 – 2008	13,205	12,120
Finland, 1.0-3.0%, due 2006 – 2010	2,580	2,300
Singapore, 3.6-3.8%, due 2008 – 2011	4,094	5,103
South Korea, 2.8-6.6%, due 2005 – 2008	1,881	1,794
Germany, 5.0-7.5%, due 2007 – 2010	1,748	1,748
Mortgage loans:
Japan, 2.6%, due 2005 – 2006	467	287
Capital lease commitments:
United States, 7.3-8.0%, due 2005 – 2007	888	806
Japan, 0.3%, due 2005	157	55

	25,020	24,213
Current portion	(7,883)	(8,745)

	17,137	15,468

Long-term debt outstanding in local currencies, including current portion, is as follows (in thousands):

	December 31, 2004	June 30, 2005
		(unaudited)
Euro	4,328	4,048
United States dollars	1,209	974
Japanese yen	1,920,715	1,661,573
Singapore dollars	9,100	10,400
Korean won	2,686,900	2,215,000

Long-term credit facilities outstanding in Japan, Singapore and Korea are collateralized by real estate and other assets of the respective subsidiaries of ASMI in Japan, Singapore and Korea, with additional guarantees provided by ASMI.

Capital lease commitments relate to commitments for equipment and machines.

NOTE 9	Convertible Subordinated Debt

Convertible subordinated debt consists of the following:

			December 31, 2004	June 30, 2005
				(unaudited)
5.00% convertible subordinated notes	US$	94.3 million	72,646	78,024
5.25% convertible subordinated notes	US$	90.0 million	66,078	74,430
4.25% convertible subordinated notes	US$	150.0 million	110,130	124,050

			248,854	276,504
Current portion			(72,646)	(78,024)

			176,208	198,480

In November and December 2001, ASMI issued US$ 115.0 million in principal amount of 5.0% convertible subordinated notes due November 15, 2005 in a private offering. Interest is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to the Company’s existing and future senior debt. The notes are convertible into common shares at any time before their maturity at a conversion rate of 53.0504 shares per each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 18.85 per share. The Company may redeem, under certain conditions, some or all of the notes at any time after November 30, 2003 at a redemption price of US$ 1,000 per US$ 1,000 principal amount of notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, if the closing price of the Company’s common shares has exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice. With respect to any notes called for early redemption, ASMI is required to make an additional payment in cash or, at ASMI’s option, in common shares, or in a combination of cash and common shares, in an amount equal to US$ 199.44 per US$ 1,000 principal amount of notes, less the amount of any interest actually paid on the notes before the date of redemption. In the event of a change in control, ASMI may be required to repurchase the notes. In December 2004, the Company repurchased US$ 16.1 million of the notes and as a result the outstanding principal amount at December 31, 2004 was US$ 98.9 million. In the first quarter of 2005, the Company repurchased US$ 4.6 million of the notes for US$ 5.0 million and as a result the outstanding principal amount at June 30, 2005 was US$ 94.3 million. The loss for the early extinguishment of the notes of € 319, which includes the premium paid above par and the write-off of unamortized issuance costs, has been recorded as interest expense in the Consolidated Statement of Operations for the six months ended June 30, 2005.

In May 2003, ASMI issued US$ 90.0 million in principal amount of 5.25% convertible subordinated notes due in May 2010 in a private offering. Interest on the notes is payable on May 15 and November 15 of each year. The notes are subordinated in right of payment to all of the Company’s existing and future senior indebtedness. The notes are convertible, at the option of the holder, into shares of the Company’s common stock initially at a conversion rate of 52.0237 shares of common stock for each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 19.22 per share. On or after May 20, 2006, the Company may redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of the Company’s common shares has exceeded 150% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days and if certain other conditions are satisfied. In the event of a change in control, the Company may be required to repurchase the notes. The notes rank pari passu with the US$ 115.0 million 5.0% convertible subordinated notes. At June 30, 2005, none of the US$ 90.0 million convertible subordinated notes have been converted or repurchased.

In December 2004, ASMI issued US$ 150.0 million in principal amount of 4.25% convertible subordinated notes due in December 2011 in a private offering. Interest on the notes is payable on June 6 and December 6 of each year. The notes are subordinated in right of payment to all of the Company’s existing and future senior indebtedness. The notes are convertible, at the option of the holder, into shares of the Company’s common stock initially at a conversion rate of 48.0307 shares of common stock for each US$ 1,000 principal amount of notes, subject to adjustment in certain circumstances. This is equivalent to an initial conversion price of US$ 20.82 per share. On or after December 6, 2007, the Company may redeem any of the notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, if the closing price of the Company’s common shares has exceeded 130% of the conversion price for at least 20 trading days in any period of 30 consecutive trading days. In the event of a change in control, the Company may be required to repurchase the notes. The notes rank pari passu with the US$ 115.0 million 5% convertible subordinated notes and the US$ 90.0 million 5.25% convertible subordinated notes. At June 30, 2005, none of the US$ 150.0 million convertible subordinated notes have been converted or repurchased.

Other changes in the balance of the outstanding subordinated debt in the six months ended June 30, 2005 are related to the translation of the outstanding amounts in U.S. dollars to euros.

The fees incurred for the issuance of the convertible subordinated notes are included as debt issuance costs in the Consolidated Balance Sheet and amortized by the interest method as interest cost during the life of the notes.

NOTE 10	Employee Stock Option Plans

The Company has adopted various stock option plans and has entered into stock option agreements with various key management personnel. Under these plans, key employees may purchase a specific number of shares of the Company’s common stock. Options are priced at market value in euros or U.S. dollars on the date of grant, generally vest in equal parts over a period of five years and generally expire after five or ten years. Under the 2001 Stock Option Plan the Company is authorized to issue options to purchase 4,000,000 common shares. At June 30, 2005, options to purchase 1,635,944 common shares had been issued under the 2001 Stock Option Plan. Under previous plans no more options to purchase common shares can be issued. At June 30, 2005, options to purchase an aggregate of 1,933,511 common shares were outstanding, expiring at various dates through 2014.

The Company applies the intrinsic value method allowed by APB 25 in accounting for its stock option plans. Under APB 25, compensation expense resulting from awards under fixed plans is measured as the difference between the market price and the exercise price at the grant date. All fixed plan options were granted at an exercise price equal to market value at the measurement date. Accordingly, no compensation expense for stock options granted to key management personnel has been recognized in the Consolidated Statements of Operations pursuant to APB 25.

The following table illustrates the effect on net earnings (loss) if the Company had applied the fair value recognition provisions of SFAS No. 123, as partially amended by SFAS No. 148:

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net earnings (loss):
As reported	4,359	518	18,952	(6,730)
Total stock-based compensation expense determined under fair value based method, net of related tax effect	(1,447)	(663)	(2,036)	(1,236)

Pro forma	2,912	(145)	16,916	(7,966)
Basic earnings (loss) per share
As reported	0.09	0.01	0.37	(0.13)
Pro forma	0.06	—	0.33	(0.15)
Diluted earnings (loss) per share:
As reported	0.08	0.01	0.37	(0.13)
Pro forma	0.06	—	0.33	(0.15)

The total estimated stock-based compensation expense, determined under the fair value based method, net of related tax effect, is amortized over the option vesting periods and computed using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expected life (years)	3-10	3-10	3-10	3-10
Risk free interest rate	4.5%	4.5%	4.5%	4.5%
Dividend yield	—	—	—	—
Expected volatility	76.9%	66.3%	76.9%	66.3%
Assumed forfeitures	—	—	—	—

NOTE 11	Earnings (Loss) Per Share

The following represents a reconciliation of net earnings (loss) and weighted average number of shares outstanding (in thousands) for purposes of calculating basic and diluted net earnings (loss) per share:

	Three months ended June 30,		Six months ended June 30,
	2004	2005	2004	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net earnings (loss) used for purpose of computing basic earnings (loss) per share	4,359	518	18,952	(6,730)
After-tax equivalent of interest expense on convertible notes	—	—	—	—

Net earnings (loss) used for purposes of computing diluted net earnings (loss) per share	4,359	518	18,952	(6,730)

Basic weighted average number of shares outstanding at the end of period used for purpose of computing basic earnings (loss) per share	50,944	52,633	50,552	52,627
Dilutive effect of stock options	448	127	507	—
Dilutive effect of exercisable warrants	18	—	19	—
Dilutive effect of convertible notes	—	—	—	—

Dilutive weighted average number of shares outstanding	51,410	52,760	51,078	52,627

Net earnings (loss) per share:
Basic	0.09	0.01	0.37	(0.13)
Diluted	0.08	0.01	0.37	(0.13)

For the three months and six months ended June 30, 2004 the effect of a potential conversion of convertible debt into 10,782,929 common shares were anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings for those periods. For the three months ended June 30, 2005 the effect of a potential conversion of convertible debt into 16,891,831 common shares were anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net earnings for those periods. Due to the loss reported in the six months ended June 30, 2005, the effect of securities and other contracts to issue common stock were anti-dilutive and no adjustments have been reflected in the diluted weighted average number of shares and net loss for that period.

NOTE 12	Commitments and Contingencies

At December 31, 2004 and at June 30, 2005 the Company had entered into purchase commitments with suppliers in the amount of € 77,196 and € 85,894, of which € 76,403 and € 84,122 are for purchases within the next 12 months. Commitments for capital expenditures at December 31, 2004 and June 30, 2005 were € 4,809 and € 10,118 respectively.

The Company is party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company’s management that the outcome of any claim which is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company’s results of operations in a given year.

In June 2001, the Company’s subsidiary, ASM America, Inc. (“ASM America”), filed a lawsuit against Genus, Inc. (“Genus”) in the U.S. District Court for the Northern District of California alleging infringement of three patents (U.S. Patents Nos. 5,916,365, 6,015,590 and 4,798,165). Genus counterclaimed alleging antitrust violations and infringement of U.S. Patent No. 5,294,568. After court rulings that Genus did not infringe the ‘365 or ‘590 patents, the parties entered into a binding memorandum in April 2003 settling the litigation and granting nonexclusive cross-licenses to the patents in suit and directly related patents, with the license for the ‘365 and ‘590 patents becoming effective only upon completion of an appeal. The parties also agreed to refrain for a five-year period from litigating patent and antitrust claims, although each party retains the right to recover damages incurred during such period if a suit is brought later. In January 2004, the Company and ASM America appealed to the U.S. Court of Appeals for the Federal Circuit, and on March 16, 2005, the appellate court affirmed the district court’s claim construction and summary judgment rulings on the ‘590 and ‘365 patents. The effect of the appellate court’s decision is that the license granted to Genus for the ‘365 and ‘590 patents in the settlement agreement between the Company, ASM America and Genus is effective and no payments are due by Genus to ASM America.

NOTE 13	Disclosure about Segments and Related Information

The Company organizes its activities in two operating segments, front-end and back-end.

The front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit composed of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a 53.84% interest, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong , the People’s Republic of China, Singapore and Malaysia.

Six months ended June 30, 2004	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	169,318	238,499	407,817
Gross profit	50,416	104,420	154,836
Earnings (loss) from operations	(4,684)	64,358	59,674
Net interest and other financial income (expense)	(6,077)	796	(5,281)
Income taxes	(2,789)	(4,806)	(7,595)
Minority interest	—	(27,846)	(27,846)
Net earnings (loss)	(13,550)	32,502	18,952

Net capital expenditures	6,602	10,874	17,476
Depreciation property, plant and equipment amortization	7,810	12,282	20,092
Cash and cash equivalents	90,687	80,862	171,549
Capitalized goodwill	46,237	45,618	91,855
Other identifiable assets	295,626	238,823	534,449
Total assets	432,550	365,303	797,853
Total debt	209,952	—	209,952
Headcount in full-time equivalents (1)	1,318	7,041	8,359

Six months ended June 30, 2005
	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	173,422	144,561	317,983
Gross profit	45,467	64,200	109,667
Earnings (loss) from operations	(17,429)	33,682	16,253
Net interest and other financial income (expense)	(6,828)	856	(5,972)
Income taxes	78	(2,128)	(2,050)
Minority interest	—	(14,961)	(14,961)
Net earnings (loss)	(24,179)	17,449	(6,730)

Net capital expenditures	9,458	9,373	18,831
Depreciation property, plant and equipment amortization	9,358	7,368	16,726
Cash and cash equivalents	162,471	55,379	217,850
Capitalized goodwill	54,462	45,857	100,319
Other identifiable assets	332,581	245,731	578,312
Total assets	549,514	346,967	896,481
Total debt	328,689	—	328,689
Headcount in full-time equivalents (1)	1,587	7,503	9,090
(1)	Headcount excludes temporary workers and agency personnel. At December 31, 2004 the headcount for the front-end and back-end segments were 1,492 and 6,768, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read this discussion together with the Interim Financial Statements and other financial information included in this report. Our financial statements are prepared in accordance with US GAAP, except that we provide segment information for our front-end and back-end operations only on a semi-annual basis. This report contains forward-looking statements that involve risks and uncertainties described in more detail below under “Cautionary Factors.”

Overview

We design, manufacture and sell equipment and systems used to produce semiconductor devices, or integrated circuits. Our production equipment and systems are used by both the front-end and back-end segments of the semiconductor industry. Front-end equipment performs various fabrication processes in which multiple thin films of electrically insulating or conductive material are grown or deposited onto a round slice of silicon, called a wafer. Back-end equipment separates these processed wafers into numerous individual dies, each containing the circuitry of a single semiconductor device, and assembles packages and tests the dies in order to create semiconductor devices. We conduct our front-end business, which accounted for 47.1% of our net sales in 2004 and 54.5% of our net sales for the six months ended June 30, 2005, through our principal facilities in the Netherlands, the United States, Japan and Singapore. We conduct our back-end business, which accounted for 52.9% of our net sales in 2004 and 45.5% of our net sales for the six months ended June 30, 2005, through our principal facilities in Hong Kong, the People’s Republic of China, Singapore and Malaysia. Our back-end operations are conducted through our 53.84% owned subsidiary, ASM Pacific Technology Ltd. (“ASM Pacific Technology” or “ASMPT”).

We sell our products worldwide to the semiconductor industry, which is subject to sudden and extreme cyclical variations in product supply and demand. In the period 2001 - 2003, the semiconductor industry experienced a severe cyclical downturn characterized by overcapacity and reduced demand for products, lower average selling prices across certain product lines, reduced investments in semiconductor capital equipment and other factors, all of which led to lower sales and earnings for our business, in particular for capacity-driven purchases. The year 2004 was a year of recovery in our industry, resulting in a significant improvement in sales, operating results and net earnings. In the second half of 2004 we have seen a reduced order intake indicating a lower level of activity of our customers, who became more cautious in adding capacity. This industry trend has resulted in lower sales and operating results in the first half of 2005.

The current transition in the industry to new processes and materials and to a larger, 300mm wafer size from the 200mm wafer size requires equipment providers to develop entirely new sets of tools and continues to present us with an opportunity to displace existing suppliers to major semiconductor manufacturers. We believe that we are well positioned and that our firm commitment to research and development, our readiness in new technologies and design-in wins at top-tier customers provide us with a broad basis for substantial long-term market share gains.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of these consolidated financial statements requires us to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Revenue Recognition. We follow very specific and detailed guidelines in recognizing revenue following principles of revenue recognition described in United States Securities and Exchange Commission (“SEC”) Staff Topic 13, which includes interpretive guidance issued in Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements,” issued by the staff of the SEC in December 1999, and Staff Accounting Bulletin No. 104 “Revenue Recognition,” issued by the staff of the SEC in December 2003, as well as guidance set forth in Emerging Issues Task Force Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables.” However, certain judgments affect the application of our revenue policy. Our transactions frequently involve the sale of complex equipment, which may include customer-specific criteria, transactions to new customers or transactions with new technology, as well as payment terms linked to achieving certain milestones. Management must make the determination whether a transaction is recognized as revenue based on the merits of the contractual agreements with a customer, the experience with a particular customer, the technology and the number of similarly configured products previously delivered.

We recognize revenue from equipment sales upon shipment of our products when it is proven prior to shipment that the equipment has met all of the customer’s criteria and specifications. The installation process is not believed to be essential to the functionality of our products. However, since under most of our sales contracts the timing of payment of a portion of the sales price is coincident with installation, such installation is not considered to be inconsequential or perfunctory. Therefore, at the time of shipment, we defer that portion of the sales price related to the fair value of installation. We believe we have an enforceable claim for the portion of the sales price not related to the fair value of the installation should we not fulfill our installation obligation. If this belief were changed by industry developments in the future, this portion would be deferred in future periods until final acceptance by the customer or until contractual conditions lapse. At June 30, 2005, we have deferred revenues related to the fair value of installations and equipment deliveries in the amount of € 12.4 million. Revenue results are difficult to predict, and any shortfall in revenue or delay in recognizing revenue could cause our operating results to vary significantly from quarter to quarter and could result in future operating losses.

Valuation of Goodwill. We perform an annual impairment test as of December 31 of each year, and upon the occurrence of an indication that a potential impairment exists, in accordance with the requirements of Statement of Financial Accounting Standard (“SFAS”) No. 142,

“Goodwill and Other Intangible Assets,” issued by the Financial Accounting Standards Board (“FASB”). Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. Our impairment test and the determination of the implied fair value is based on a discounted future cash flow approach that uses our estimates of future revenues, driven by assumed market growth and estimated costs as well as appropriate discount rates. These estimates are consistent with the plans and estimated costs we use to manage the underlying business. As of December 31, 2004, we did not record an impairment loss as a result of our tests performed. The calculation of the implied fair value involves certain management judgments and was based on our best estimates and projections at the time of our review, and the value may be different if other assumptions are used. In future periods we may be required to record an impairment loss based on the impairment test performed, which may significantly affect our result of operations at that time. Our analysis as of December 31, 2004 indicated that a 10% decrease in the estimated discounted future cash flows would not have resulted in an impairment loss.

Valuation of Long-Lived Assets. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we review our long-lived assets and certain recognized intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. At December 31, 2004, we reviewed our long-lived assets, for facts or circumstances, both internal and external that may suggest impairment. We noticed no such fact or circumstance and we did not record an impairment loss. Our cash flow estimates used include certain management judgments and were based on our best estimates and projections at the time of our review, and may be different if other assumptions are used. In future periods, however, we may be required to record an impairment loss, which may significantly affect our results of operations at that time.

Valuation of Inventory. Inventories are valued at the lower of cost or market. We regularly evaluate the value of our inventory of components and raw materials, work in progress and finished goods, based on a combination of factors including the following: forecasted sales, historical usage, product end of life cycle, estimated current and future market values, service inventory requirements and new product introductions, as well as other factors. Purchasing requirements and alternative uses for the inventory are explored within these processes to mitigate inventory exposure. We record write downs for inventory based on the above factors and take into account worldwide quantities and demand into our analysis. At June 30, 2005, our valuation allowance for inventory obsolescence and lower market value amounted to € 25.2 million, which is 11.6% of our total inventory. If circumstances related to our inventories change, our estimates of the value of inventory could materially change. At June 30, 2005, an increase of our overall estimate for obsolescence and lower market value by 10% of our total inventory balance would result in an additional charge to cost of sales of € 21.6 million.

Accounting for Income Taxes. We currently have significant deferred tax assets, which resulted primarily from operating losses incurred in prior years as well as other temporary differences. SFAS No. 109, “Accounting for Income Taxes,” requires us to establish a valuation allowance to reflect the likelihood of the realization of deferred tax assets. Based on available evidence, we regularly evaluate whether it is more likely than not that the deferred tax assets will be realized.

This evaluation includes our judgment on the future profitability and our ability to generate taxable income, changes in market conditions and other factors. At December 31, 2004, we believed that there was insufficient evidence to substantiate recognition of substantially all net deferred tax assets with respect to net operating loss carry forwards, and we have established a valuation allowance in the amount of € 97.9 million. Future changes in facts and circumstances, if any, may result in a change of the valuation allowance and deferred tax asset balances which may significantly influence our results of operations at that time. If our evaluation of the realization of deferred tax assets would have indicated that an additional 10% of the net deferred tax assets as of December 31, 2004 was not realizable, this would have resulted in an additional valuation allowance and an income tax expense of € 0.8 million.

Results of Operations

The following table compares our operating performance for the second quarter of 2005 with the first quarter of 2005 and the second quarter of 2004:

(euro millions, except percentages)

	Q2 2004	Q1 2005	Q2 2005	% Change Q1 2005 to Q2 2005	% Change Q2 2004 to Q2 2005
Net sales	211.9	134.7	183.3	36.0%	(13.5)%
Gross profit	73.7	45.9	63.7	38.8%	(13.6)%
Gross profit margin	34.8%	34.1%	34.8%	0.7 (1)	0.0 (1)
Selling, general and administrative expenses	(29.1)	(23.8)	(24.1)	1.2%	(17.4)%
Research and development expenses	(23.1)	(20.9)	(23.8)	13.8%	3.2%
Amortization of purchased technology and other intangible assets	(0.5)	(0.4)	(0.4)	5.8%	(19.9)%

Earnings from operations	21.0	0.8	15.4	1804.1%	(26.5)%
Net earnings (loss)	4.4	(7.2)	0.5	na	(88.1)%
New orders	232.1	150.0	177.7	18.5%	(23.4)%
Backlog at end of period	248.9	202.1	196.5	(2.8)%	(21.1)%

(1)	Percentage points change.

Net Sales. The following table shows net sales for our front-end and back-end segments and the percentage change for the six months ended June 30, 2005 compared to the same period in 2004:

(euro millions, except percentages)

	Six months ended June 30,
	2004	2005	% Change
Front-end	169.3	173.4	2.4%
Back-end	238.5	144.6	(39.4)%

Consolidated net sales	407.8	318.0	(22.0)%

In the six months ended June 30, 2005, net sales of wafer processing equipment (front-end segment) represented 54.5% of consolidated net sales. Net sales of assembly and packaging equipment and materials (back-end segment) represented 45.5% of consolidated net sales.

While net sales in our front-end segment in the six months ended June 30, 2005 increased slightly as compared to the same period in 2004, our back-end segment saw a decrease in net sales. This is the result of the strong market momentum and record back-end sales in the six months ended June 30, 2004 followed by weak market conditions in the second half of 2004 and the first quarter of 2005 and improved market momentum and performance in the second quarter of 2005.

Consolidated sales levels expressed in euro were negatively impacted by the strengthened euro against the US dollar and US dollar related currencies. The decline in exchange rates in the six months ended June 30, 2005 compared to the six months ended June 30, 2004 impacted sales negatively by 3.7%.

Gross Profit Margin. The following table shows the gross profit margin for our front-end and back-end segments and the percentage point change for the six months ended June 30, 2005 compared to the same period in 2004:

(euro millions, except percentages)

	Six months ended June 30,
	2004	2005	Percentage of net sales 2004	Percentage of net sales 2005	Percentage point increase (decrease)
Front-end	50.4	45.5	29.8%	26.2%	(3.6)
Back-end	104.4	64.2	43.8%	44.4%	0.6

Total gross profit	154.8	109.7	38.0%	34.5%	(3.5)

The decrease in the gross profit margin of our front-end segment was caused by a change in product mix; in particular, increased sales of vertical furnace equipment with relatively low margins and lower 200mm equipment sales compared to 300mm equipment sales.

In the six months ended June 30, 2005 as compared to the six months ended June 30, 2004, our back-end segment improved its gross profit margin, in part because of one-time charges impacting the gross profit margin in the six months ended June 30, 2004.

ASM Front-End Manufacturing Singapore (“FEMS”). To improve gross margin we initiated the manufacture of components and generic subassemblies for front-end systems in Singapore. The project is nicely on track and will be in high volume manufacturing mode for generic Vertical Furnace production at the end of 2005 and FEMS will ship the first generic Epi systems to our U.S. operations in Phoenix in the fourth quarter of 2005 for final assembly and testing.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our front-end and back-end segments and the percentage change for the six months ended June 30, 2005 compared to the same period in 2004:

(euro millions)

	Six months ended June 30,
	2004	2005	% Change
Front-end	28.9	29.1	0.7%
Back-end	25.2	18.7	(25.8)%

Total selling, general and administrative expenses	54.1	47.8	(11.6)%

Selling, general and administrative expenses reported by our front-end segment are stable as a result of tight cost control measures.

The decrease in our back-end segment is due to lower commercial activities in the six months ended June 30, 2005.

As a percentage of net sales, selling, general and administrative expenses were 15.0% in the first half of 2005, compared to 13.3% in the first half of 2004.

Research and Development Expenses. The following table shows research and development expenses for our front-end and back-end segments and the percentage change for the six months ended June 30, 2005 compared to the same period in 2004:

(euro millions)

	Six months ended June 30,
	2004	2005	% Change
Front-end	25.7	33.0	28.4%
Back-end	14.9	11.8	(20.8)%

Total research and development expenses	40.6	44.8	10.3%

The increase in our front-end segment was the result of increased research and development activities generally, the inclusion of the operations of our subsidiaries ASM NuTool and ASM Genitech, which were acquired in June 2004 and August 2004 respectively, and the full consolidation of the operations of our subsidiary NanoPhotonics in 2005.

The decrease in our back-end segment reflects the relatively high spending for various engineering prototypes in the 2004 period.

As a percentage of net sales, research and development expenses were 14.1% in the first half of 2005, compared to 10.0% in the first half of 2004.

Earnings from Operations amounted to € 16.2 million for the six months ended June 30, 2005 as compared to € 59.7 million for the six months ended June 30, 2004.

Net Loss for the six months ended June 30, 2005 amounted to € 6.7 million or € 0.13 diluted net loss per share compared to net earnings of € 19.0 million or € 0.37 diluted net earnings per share for the same period in 2004.

Outlook

The improved net sales in our front-end segment in the second quarter of 2005 will not, in view of the current order backlog, be continued for the third quarter. We are, however, receiving positive signals from customers for orders and shipments for the fourth quarter. Overall, we expect that total sales in 2005 for our front-end segment will be comparable to the total sales in 2004. We are not yet in a position to make a statement on a positive outcome for our front-end segment for the fourth quarter of 2005.

In the first half year of 2005, our back-end segment has further strengthened its market position and once more outperformed its peers. Assuming that the markets in which our back-end segment operates stay at the current levels, we are confident that our back-end segment will see a stronger second half compared to the first half of 2005.

Bookings and backlog

The following table shows the level of new orders during the six months ended June 30, 2004 and 2005 and the backlog at June 30, 2004 and 2005 and the percentage change:

(euro millions)

	Six months ended June 30,
	2004	2005	% Change
Front-end:
New orders	205.4	160.4	(21.9)%
Backlog at June 30	140.8	127.9	(9.2)%
Back-end:
New orders	252.4	167.3	(33.7)%
Backlog at June 30	108.1	68.6	(36.5)%
Total
New orders	457.8	327.7	(28.4)%
Backlog at June 30	248.9	196.5	(21.1)%

New orders received increased 18.5% from € 150.0 million in the first quarter of 2005 to € 177.7 million in the second quarter of 2005. This positive development in order intake was noticed in both front-end and back-end segments. Our front-end segment showed an increase and ended a period of decreasing order intake which started in the third quarter of 2004. Our back-end segment benefited from improved market conditions and, for the second quarter in a row, increased its order intake.

For the second quarter of 2005, the level of new orders divided by the net sales for the quarter (book-to-bill ratio) was 0.97, compared to a book-to-bill ratio of 0.78 and 1.11 in the fourth quarter of 2004 and first quarter of 2005, respectively. For the six months ended June 30, 2005 the book-to-bill ratio was 1.03, consisting of 0.93 for our front-end segment and 1.16 for our back-end segment.

The backlog at June 30, 2005 amounted to € 196.5 million, a decrease of 2.8% compared to the backlog of € 202.1 million at March 31, 2005.

Our backlog consists of orders of products by purchase orders or letters of intent for future periods, typically for up to one year. In some markets, such as Japan, it is common practice for letters of intent to be used instead of firm purchase orders. Under specific circumstances, customers can cancel or reschedule deliveries. In addition, purchase orders are subject to price negotiations and changes in quantities of products ordered as a result of changes in customers’ requirements. Depending on the complexity of an order, we generally are able to ship our products from one to six months after receipt of an order. We include in the backlog only orders for which a delivery schedule has been specified and to which the customer has assigned an order number. Rescheduled deliveries are included in backlog if they have a firm delivery date.

Liquidity and Capital Resources

Our liquidity is affected by many factors, some of which are related to our ongoing operations and others of which are related to the semiconductor and semiconductor equipment industries and to the economies of the countries in which we operate. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated by operations, together with the liquidity provided by our existing cash resources and our financing arrangements, will be sufficient to fund working capital, capital expenditures and other ongoing business requirements for at least the next twelve months. The cyclicality of the industry could result in lower customer demand and continued fixed costs and as a result cash generated by operations may be lower than forecasted. In such a situation we might need to further utilize our short-term credit facilities or investigate additional financing.

At June 30, 2005, our principal sources of liquidity consisted of € 217.9 million in cash and cash equivalents, of which € 162.5 million was available for our front-end operations and € 55.4 million was restricted for use in back-end operations. In addition, we also had € 69.7 million in undrawn bank facilities, of which € 36.0 million was available for our back-end operations and € 33.7 million was available for our front-end operations in Japan.

If our convertible subordinated notes due November 2005 are not converted into common shares prior to or at maturity in November 2005, we have to repay these notes in cash. The conversion price is $18.85. At June 30, 2005, € 78.0 million of these notes were outstanding.

Net cash used in operations in the second quarter of 2005 was € 3.9 million as compared to net cash provided by operations of € 22.5 million in the second quarter of 2004. For the six months ended June 30, 2005, net cash provided by operations was € 18.7 million compared to cash provided by operations of € 56.6 million for the same period in 2004. This was the result of lower net earnings and increased working capital.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from € 174.9 million at March 31, 2005 to € 211.0 million at June 30, 2005. The increase is primarily the result of increased sales levels and order intake, resulting in increased accounts receivable and inventory levels. The number of days of sales in working capital, measured based on quarterly sales, decreased from 117 days at March 31, 2005 to 104 days at June 30, 2005.

Net cash used in investing activities in the second quarter of 2005 was € 6.9 million, compared to € 15.7 million in the second quarter of 2004, primarily because of decreased capital expenditures. For the six months ended June 30, 2005, net cash used in investing activities was € 18.8 million compared to € 24.6 million for the same period in 2004.

At December 31, 2004 and June 30, 2005, we had purchase commitments with suppliers in the amount of € 77.2 million and € 85.9 million, respectively.

We finance the operation of our front-end business from operating cash flows, from dividends received from ASMPT and from borrowings. We support certain borrowings of our front-end subsidiaries with guarantees.

We rely on dividends from ASMPT for a portion of our cash flow for use in our front-end operations. Cash dividends received from ASMPT during 2002, 2003 and 2004 were € 29.5 million, € 24.1 million and € 40.4 million, respectively. In April 2005, we received a final dividend for the year 2004 of € 21.0 million.

Our back-end segment, which is conducted through ASMPT, our 53.84%-owned subsidiary, is entirely self-financed by ASMPT. However, the earnings, cash resources and borrowing capacity of ASMPT are not available to our front-end segment due to restrictions imposed by the Hong Kong Stock Exchange, on which the ASMPT common shares are listed.

ASMPT is under no obligation to declare dividends to shareholders or enter into transactions that are beneficial to us. As a majority shareholder, we can approve the payment of dividends, but cannot compel their payment or size.

The market value of our investment in ASMPT at June 30, 2005 was approximately € 803.4 million, which is higher than the market value at December 31, 2004, which was approximately € 547.3 million.

MARKET RISK DISCLOSURE

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, most notably fluctuations of the United States dollar, the Hong Kong dollar and the Japanese yen against the euro. We report our consolidated operating results and financial position in euros, while our foreign affiliates report their operating results and financial position in their respective functional currencies. To the extent that foreign currency fluctuations affect the value of our investments in our foreign affiliates, they are not hedged. The cumulative effect of these fluctuations is separately reported in Shareholders’ Equity. For the six months ended June 30, 2004, we recorded a favorable movement of € 4.8 million and for the six months ended June 30, 2005, we recorded a favorable movement of € 20.5 million.

Foreign Exchange Risk Management

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than the functional currency of ASM International or the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. All hedges related to anticipated transactions are designated and documented at the inception of the hedge as cash flow hedges, and are evaluated for effectiveness quarterly. The effective portion of the gain or loss on these hedges is reported as a component of other comprehensive income in Shareholders’ Equity, and is reclassified into earnings when the hedged transaction affects earnings. A cumulative effective loss of approximately € 0.5 million included in other comprehensive income at June 30, 2005 will be reclassified to earnings within 12 months upon completion of the underlying transaction. If the underlying transaction being hedged fails to occur, or if a portion of any derivative is ineffective, the gain or loss is immediately recognized in earnings under foreign currency transaction gains (losses) in the Consolidated Statement of Operations.

Furthermore, we continue to manage the currency exposure of certain receivables and payables using derivative instruments, such as forward exchange contracts and currency swaps, and nonderivative instruments, such as debt borrowings in foreign currencies. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under net interest and other financial income (expenses) in the Consolidated Statement of Operations. Foreign currency receivables and payables are recorded at the exchange rate on the balance sheet date and gains and losses as a result of changes in exchange rates are recorded in earnings under net interest and other financial income (expenses) in the Consolidated Statement of Operations. The operations of our subsidiaries are generally financed with debt issued in the currency of the country in which each subsidiary is located in an effort to limit our foreign currency exposure.

As of June 30, 2005, we have entered into forward exchange contracts with terms less than twelve months to sell US$ 30.5 million and to receive € 24.1 million, to sell US$ 5.9 million and to receive Japanese yen 492.0 million and to buy US$ 1.8 million for payment of € 1.4 million. At June 30, 2005, the aggregate fair market value of these forward exchange contracts was to receive € 29.1 million and to pay € 1.5 million. The fair market values of these contracts are based on external quotes from banks for similar contracts.

As our borrowings are primarily in other currencies than euros, a change in foreign currency exchange rates will have an impact on our net earnings. A hypothetical change of 10% in foreign currencies against the euro would result in an annual € 1.5 million change in interest expenses at June 30, 2005 borrowing levels.

Interest Risk

Our long-term and convertible subordinated debt borrowings outstanding have fixed interest rates. At December 31, 2004 and June 30, 2005 we had € 23.4 million and € 28.0 million, respectively, in other borrowings with variable short-term interest rates outstanding. We are exposed to interest rate risk primarily through our borrowing activities. We do not enter into financial instrument transactions for trading or speculative purposes or to manage interest rate exposure. A hypothetical change in the average interest rate by 10% on the portion of our debt bearing interest at variable rates would not result in a material change in interest expense at June 30, 2005 borrowing levels.

Credit Risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and from movements in interest rates and foreign exchange rates. We do not anticipate nonperformance by counterparties. We generally do not require collateral or other security to support financial instruments with credit risk. Concentrations of credit risk (whether on or off-balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Financial instruments on the balance sheet that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain a policy providing for the diversification of cash and cash equivalent investments and placement of investments in high quality financial institutions to limit the amount of credit risk exposure. A significant percentage of our revenue is derived from a limited number of large customers. Our largest customer accounted for approximately 10.9% of our net sales in 2004 and our ten largest customers accounted for approximately 36.4% of our net sales in 2004. For the six months ended June 30, 2005, our largest customer accounted for approximately 20.6% of our net sales and our ten largest customers accounted for approximately 46.1% of net sales. Sales to these large customers also may fluctuate significantly from time to time depending on the timing and level of purchases from us. Significant orders from such customers may expose us to a concentration of credit risk and difficulties in collecting amounts due, which might harm our financial results and financial condition. At June 30, 2005, one customer accounted for 10.6% of the outstanding balance in accounts receivable.

CAUTIONARY FACTORS

Some of the information in this report constitutes forward-looking statements within the meaning of the United States federal securities laws, including the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, among others, statements regarding future expenditures, sufficiency of cash generated from operations, maintenance of majority interest in ASM Pacific Technology, business strategy, product development, product acceptance, market penetration, market demand, return on investment in new products, product shipment dates and outlooks. These statements may be found under “Management’s Discussion and Analyses of Financial Condition and Results of Operations” and elsewhere in this report. Forward-looking statements typically are identified by use of terms such as “may,” “will,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend” and similar words, although some forward-looking statements are expressed differently. You should be aware that these statements involve risks and uncertainties and our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the following discussion of cautionary factors. We undertake no duty to update any such forward-looking statement.

RISKS RELATED TO OUR INDUSTRY

Our business could be adversely affected by the cyclical nature of the semiconductor industry.

We sell our products to the semiconductor industry, which is subject to sudden, extreme, cyclical variations in product supply and demand. The timing, length and severity of these cycles are difficult to predict. In the period 2001 - 2003, the semiconductor industry experienced a cyclical downturn characterized by reduced demand for products, lower average selling prices, reduced investment in semiconductor capital equipment and other factors all of which resulted in lower sales and earnings for our business. This downturn lasted longer than past cycles and, although conditions in the semiconductor equipment market recovered in the fourth quarter of 2003 and the first half of 2004, the market weakened in the second half of 2004 and remains volatile and hard to predict. Semiconductor manufacturers may contribute to the severity of these cycles by misinterpreting the conditions in the industry and over-investing or under-investing in semiconductor manufacturing capacity and equipment. In any event, the lag between changes in demand for semiconductor devices and changes in demand for our products by semiconductor manufacturers accentuates the intensity of these cycles in both expansion and contraction phases. We may not be able to respond effectively to these industry cycles.

Downturns in the semiconductor industry often occur in connection with, or anticipation of, maturing product cycles and declines in general economic conditions. Industry downturns have been characterized by reduced demand for semiconductor devices and equipment, production over-capacity and a decline in average selling prices. During a period of declining demand, we must be able to quickly and effectively reduce expenses and motivate and retain key employees. Our ability to reduce expenses in response to any downturn in the semiconductor industry is limited by our need for continued investment in engineering and research and development and extensive ongoing customer service and support requirements. In addition, the long lead time for production and delivery of some of our products creates a risk that we may incur expenditures or purchase inventories for products that we cannot sell. During periods of extended downturn, a portion of our inventory may have to be written down if it is not sold in a timely manner.

Industry upturns have been characterized by fairly abrupt increases in demand for semiconductor devices and equipment and insufficient production capacity. During a period of increasing demand and rapid growth, we must be able to quickly increase manufacturing capacity to meet customer demand and hire and assimilate a sufficient number of additional qualified personnel. Our inability to quickly respond in times of increased demand could harm our reputation and cause some of our existing or potential customers to place orders with our competitors rather than us.

Our industry is subject to rapid technological change and we may not be able to forecast or respond to commercial and technological trends in time to avoid competitive harm.

Our growth strategy and future success depend upon commercial acceptance of products incorporating technologies we are developing, such as atomic layer chemical vapor deposition, rapid thermal processing, low-k dielectrics, copper deposition and silicon or silicon-germanium epitaxy. The semiconductor industry and the semiconductor equipment industry are subject to rapid technological change and frequent introductions of enhancements to existing products. Technological changes have had and will continue to have a significant impact on our business. Our operating results and our ability to remain competitive are affected by our ability to accurately anticipate customer and market requirements and develop technologies and products to meet these requirements. Our success in developing, introducing and selling new and enhanced products depends upon a variety of factors, including, without limitation:

•	successful innovation of processes and equipment;

•	accurate technology and product selection;

•	timely and efficient completion of product design and development;

•	timely and efficient implementation of manufacturing and assembly processes;

•	successful product performance in the field;

•	effective and timely product support and service; and

•	effective product sales and marketing.

We may not be able to accurately forecast or respond to commercial and technical trends in the semiconductor industry or to the development of new technologies and products by our competitors. Our competitors may develop technologies and products that are more effective than ours or that may be more widely accepted. In addition, we may incur substantial unanticipated costs to ensure the functionality and reliability of our current and future products. If our products are unreliable or do not meet our customers’ expectations, then we may experience reduced orders, higher manufacturing costs, delays in collecting accounts receivable, and/or additional service and warranty expense. We have experienced delays from time to time in the introduction of, and some technical and manufacturing difficulties with, some of our systems and enhancements. We may also experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. Significant delays can occur between a product’s introduction and the commencement of volume production of that product. Any of these events could negatively impact our ability to generate the return we intend to achieve on our investments in new products.

If we fail to adequately invest in research and development, we may be unable to compete effectively.

We have limited resources to allocate to research and development, and must allocate our resources among a wide variety of projects in our front-end and back-end businesses. In the six months ended June 30, 2005, we invested € 44.8 million in research and development, or 14.1 % of our net sales. Because of intense competition in our industry, the cost of failing to invest in strategic developments is high. In order to enhance the benefits obtained from our research and development expenditures, we have contractual and other relationships with independent research institutes. If we fail to adequately invest in research and development or lose our ability to collaborate with these independent research entities, we may be unable to compete effectively in the front-end and back-end markets in which we operate.

We face intense competition from companies which have greater resources than we do, and potential competition from new companies entering the market in which we compete. If we are unable to compete effectively with these companies, our market share may decline and our business could be harmed.

We face intense competition in both the front-end and back-end segments of the semiconductor equipment industry from other established companies. Our primary competitors in the front-end business include Applied Materials, Novellus, Tokyo Electron, and Kokusai. Our primary competitors in the back-end business include Kulicke & Soffa, ESEC, Shinkawa, Apic Yamada, BE Semiconductor Industries, Towa, Shinko and Mitsui. A number of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to:

•	better withstand periodic downturns in the semiconductor industry;

•	compete more effectively on the basis of price, technology, service and support;

•	more quickly develop enhancements to, and new generations of products; and

•	more effectively retain existing customers and attract new customers.

In addition, new companies may enter the markets in which we compete, further increasing competition in the semiconductor equipment industry.

We believe that our ability to compete successfully depends on a number of factors, including, without limitation:

•	our success in developing new products and enhancements;

•	performance of our products;

•	quality of our products;

•	ease of use of our products;

•	reliability of our products;

•	cost of ownership of our products;

•	our ability to ship products in a timely manner;

•	quality of the technical service we provide;

•	timeliness of the services we provide;

•	responses to changing market and economic conditions; and

•	price of our products and our competitors’ products.

Some of these factors are outside our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share, and inability to generate cash flows that are sufficient to maintain or expand our development of new products.

RISKS RELATED TO OUR BUSINESS

Our quarterly revenues and operating results fluctuate due to a variety of factors, which may result in volatility or a decrease in the price of our common shares.

Our quarterly revenues and operating results have varied significantly in the past and may vary in the future due to a number of factors, including, without limitation:

•	cyclicality and other economic conditions in the semiconductor industry;

•	production capacity constraints;

•	the timing of customer orders, cancellations and shipments;

•	the length and variability of the sales cycle for our products;

•	the introduction of new products and enhancements by us and our competitors;

•	the emergence of new industry standards;

•	product obsolescence;

•	disruptions in sources of supply;

•	our ability to time our expenditures in anticipation of future orders;

•	our ability to fund our capital requirements;

•	changes in our pricing and pricing by our suppliers and competitors;

•	our product and revenue mix;

•	seasonal fluctuations in demand for our products;

•	exchange rate fluctuations; e.g. further appreciation of the euro versus the U.S. dollar, which would negatively affect the competitiveness of our manufacturing activities that are domiciled in countries whose currency is the euro; and

•	economic conditions generally or in various geographic areas where we or our customers do business.

In addition, we derive a substantial portion of our net sales from products that have a high average selling price and significant lead times between the initial order and delivery of the product. The timing and recognition of net sales from customer orders can cause significant fluctuations in our operating results from quarter to quarter. Gross margins realized on product sales vary depending upon a variety of factors, including the mix of products sold during a particular period, negotiated selling prices, the timing of new product introductions and enhancements and manufacturing costs. A delay in a shipment near the end of a fiscal quarter or year, due, for example, to rescheduling or cancellations by customers or to unexpected manufacturing difficulties experienced by us, may cause sales in a particular period to fall significantly below our expectations and may materially adversely affect our operating results for that period. Further, our need to continue expenditures for research and development and engineering make it difficult for us to reduce expenses in a particular quarter even if our sales goals for that quarter are not met. Our inability to adjust spending quickly enough to compensate for any sales shortfall would magnify the adverse impact of a sales shortfall on our operating results. In addition, announcements by us or our competitors of new products and technologies could cause customers to defer purchases of our existing systems, which could negatively impact our earnings and our financial position.

As a result of these factors, our operating results may vary significantly from quarter to quarter. Any shortfall in revenues or net income from levels expected by securities analysts and investors could cause a decrease in the trading price of our common shares.

Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our earnings.

Our products are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. In addition, customers often require a significant number of product presentations and demonstrations, in some instances evaluating equipment on site, before reaching a sufficient level of confidence in the product’s performance and compatibility with the customer’s requirements to place an order. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new products. The sales cycles of our products often last for many months or even years. Longer sales cycles require us to invest significant resources in attempting to make sales and delay the generation of revenue.

Long sales cycles also subject us to other risks, including customer’s budgetary constraints, internal acceptance reviews and cancellations. In addition, orders expected in one quarter could shift to another because of the timing of customer’s purchase decisions. The time required for our customers to incorporate our products into their systems can vary significantly with the needs of our customers and generally exceeds several months, which further complicates our planning processes and reduces the predictability of our operating results.

Our recent acquisitions and any acquisitions or investments we may make in the future could disrupt our business and harm our financial condition.

In June 2004 we acquired the remaining 84.3% interest in NuTool, Inc. that we did not already own and in August 2004 we acquired Genitech, Inc. In addition, we intend to consider additional investments in complementary businesses, products or technologies. We may not be able to successfully integrate these businesses and any businesses, products, technologies or personnel that we might acquire in the future, and we may not realize the anticipated benefits from such acquisitions. In particular, our operation of acquired businesses involves numerous risks, including, without limitation:

•	problems integrating the purchased operations, technologies or products;

•	unanticipated costs and liabilities for which we are not able to obtain indemnification from the sellers;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with customers;

•	risks associated with entering markets in which we have no, or limited, prior experience;

•	risks associated with installation, service and maintenance of equipment of which we have limited or no prior experience;

•	limited technical documentation of the equipment developed in the acquired company; and

•	potential loss of key employees, particularly those of the acquired organizations.

In addition, in the event of any future acquisitions of such businesses, products or technologies, we could:

•	issue shares that would dilute our current shareholders’ percentage ownership;

•	incur debt;

•	assume liabilities;

•	incur impairment expenses related to goodwill and other intangible assets; or

•	incur large and immediate accounting write-offs.

Substantially all of our equipment orders are subject to operating, performance, safety or economic specifications. We occasionally experience unforeseen difficulties in compliance with these criteria, which can result in increased design, installation and other costs and expenses.

Substantially all of our equipment sales are conditioned on our demonstration, and our customer’s acceptance, that the equipment meets specified operating and performance criteria, either before shipment or after installation in a customer’s facility. We occasionally experience unforeseen difficulties in demonstrating compliance with these criteria, which can lead to unanticipated expenses for the redesign, modification and testing of the equipment and related software. To the extent this occurs in the future, our cost of goods sold and operating income will be adversely affected. If we are not able to demonstrate compliance with the performance and operating specifications in respect of specific equipment, we may have to pay penalties to the customer, issue credit notes to the customer and/or take other remedial action, including payment of damages, any one of which could negatively affect our operating income.

We derive a significant percentage of our revenue from sales to a small number of large customers, and if we are not able to retain these customers, or they reschedule, reduce or cancel orders, our revenues would be reduced and our financial results would suffer.

Our largest customers account for a significant percentage of our revenues. Our largest customer accounted for 10.9% and our ten largest customers accounted for 36.5% of our net sales in 2004. For the six months ended June 30, 2005, our largest customer accounted for approximately 20.6% of our net sales and our ten largest customers accounted for approximately 46.1% of net sales. Sales to and the relative importance of these large customers have varied significantly from year to year and will continue to fluctuate in the future. These sales also may fluctuate significantly from quarter to quarter. We may not be able to retain our key customers or they may cancel purchase orders or reschedule or decrease their level of purchases from us, which would reduce our revenues and negatively affect our financial results. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial results.

We may need additional funds to finance our future growth and ongoing research and development activities. If we are unable to obtain such funds, we may not be able to expand our business as planned.

In the past, we have experienced severe capital constraints that adversely affected our operations and ability to compete. We may require additional capital to finance our future growth and fund our ongoing research and development activities beyond 2005. Our capital requirements depend on many factors, including acceptance of and demand for our products, and the extent to which we invest in new technology and research and development projects.

If we raise additional funds through the issuance of equity securities, the percentage ownership of our existing shareholders would be diluted. If we finance our capital requirements we may incur significant interest costs. Additional financing may not be available to us when needed or, if available, may not be available on terms acceptable to us.

If we are unable to raise needed additional funds, we may have to reduce the amount we spend on research and development, slow down our introduction of new products, reduce capital expenditures necessary to support future growth and/or take other measures to reduce expenses which could limit our growth and ability to compete.

We could be harmed by the loss of key management.

The success of our operations depends in significant part upon the experience of our management team. We do not have employment agreements with some members of our management team and we do not maintain “key man” life insurance policies. The loss of services from our key executives could harm our business, prospects, financial condition and results of operations.

We may not be able to recruit or retain qualified personnel or integrate qualified personnel into our organization. Consequently, we could experience reduced sales, delayed product development and diversion of management resources.

Our business and future operating results depend in part upon our ability to attract and retain qualified management, technical, sales and support personnel for our operations on a worldwide basis. Competition for qualified personnel is intense, and we cannot guarantee that we will be able to continue to attract and retain qualified personnel particularly during sustained economic upturns in the industry. Availability of qualified technical personnel varies from country to country, and may affect the operations of our subsidiaries in some parts of the world. Our operations could be negatively affected if we lose key executives or employees or are unable to attract and retain skilled executives and employees as needed. In particular, if our growth strategies are successful, we may not have sufficient personnel to manage that growth and may not be able to attract the personnel needed. Although we have agreements with some, but not all, employees, restricting their ability to compete with us after their employment terminates, we do not maintain insurance to protect against the loss of key executives or employees. Our future growth and operating results will depend on:

•	our ability to continue to broaden our senior management group;

•	our ability to attract, hire and retain skilled employees; and

•	the ability of our officers and key employees to continue to expand, train and manage our employee base.

We have in the past experienced intense competition for skilled personnel during market expansions and believe competition will again be intense if the semiconductor market experiences a sustained expansion. Consequently, we generally attempt to minimize reductions in skilled personnel in reaction to industry downturns, which reduces our ability to lower costs by payroll reduction.

Although we currently are a majority shareholder of ASM Pacific Technology, we may not be able to maintain our majority interest, which, if other circumstances are such that we do not control ASM Pacific Technology, would prevent us from consolidating its results of operations with ours. This event would have a significant negative effect on our consolidated net earnings from operations.

We derive a significant portion of our net sales, earnings from operations and net earnings from the consolidation of the results of operations of ASM Pacific Technology with our results. If we do not maintain our majority interest in ASM Pacific Technology, and if other circumstances are such that we do not control it through other means, we would no longer be able to consolidate its results of operations with ours. Any such determination of whether we could continue to consolidate would be based on whether we still have a “controlling financial interest” within the meaning of United States generally accepted accounting principles. If we were to become unable to consolidate the results of operations of ASM Pacific Technology with our results, the results of operations of ASM Pacific Technology would no longer be included in our earnings from operations. Instead, our proportionate share of ASM Pacific Technology’s earnings would be reflected as a separate line-item called “share of results from investments” in our consolidated statements of operations. We would no longer be able to consolidate the assets and liabilities of ASM Pacific Technology and would have to reflect the net investment in ASM Pacific Technology in the line-item “investments” in our consolidated balance sheet. This event would have a significant negative effect on our consolidated earnings from operations, although our net earnings would be reduced only to the extent of the reduction of our ownership interest in ASM Pacific Technology.

ASM Pacific Technology has an employee share incentive program pursuant to which it can issue up to an aggregate of 5.0% of its total issued shares, excluding shares subscribed for or purchased under the program, to directors and employees. When ASM Pacific Technology issues shares pursuant to this program, our ownership interest is diluted. If the current maximum amount of shares is issued under this program, our ownership interest would continue to be above 50.0%. However, our interest could further be diluted if ASM Pacific Technology issues additional equity. Any such decision by ASM Pacific Technology to issue additional shares requires the approval of a majority of shareholders, which means that, at present, our approval would be required. Although we could purchase shares of ASM Pacific Technology if necessary to maintain our majority interest, we may be unable to do so if we do not have sufficient financial resources at that time.

Although we are a majority shareholder, ASM Pacific Technology is not obligated to pay dividends to us and may take actions or enter into transactions that are detrimental to us.

ASM Pacific Technology is a Cayman Islands limited liability company that is based in Hong Kong and listed on the Hong Kong Stock Exchange. As of June 30, 2005, we owned 53.84% of ASM Pacific Technology through our wholly-owned subsidiary, Advanced Semiconductor Materials (Netherlands Antilles) N.V., a Netherlands Antilles company, and the remaining 46.16% was owned by the public.

Two of the six directors of ASM Pacific Technology are affiliates of ASM International. However, they are under no obligation to take any actions that are beneficial to us. Issues and conflicts of interest therefore may arise which might not be resolved in our best interests.

In addition, the directors of ASM Pacific Technology are under no obligation to declare a payment of dividends to shareholders. As a shareholder of ASM Pacific Technology, we cannot compel the payment or amount of dividends. With respect to the payment of dividends, the directors must consider the financial position of ASM Pacific Technology after the dividend. Since a portion of our cash flows available for our front-end segment is derived from the dividends we receive from ASM Pacific Technology, its failure to declare dividends in any year would negatively impact the cash position of our front-end segment for that year and reduce cash available to service our indebtedness. Cash dividends received from ASM Pacific Technology totaled € 29.5 million, € 24.1 million, and € 40.4 million in 2002, 2003 and 2004, respectively. In April 2005, we received a final dividend for the year 2004 of € 21.0 million.

The directors of ASM Pacific Technology owe their fiduciary duties to ASM Pacific Technology, and may approve transactions to which we are a party only if the transactions are commercially beneficial to ASM Pacific Technology. Further, under the listing rules of the Hong Kong Stock Exchange, directors who are on the boards of both ASM Pacific Technology and ASM International are not permitted to vote on a transaction involving both entities. This would disqualify both of the two affiliates of ASM International who currently serve on the board of ASM Pacific Technology from voting on any such transaction.

As a shareholder of ASM Pacific Technology, we can vote our shares in accordance with our own interests. However, we may not be entitled to vote on transactions involving both us and ASM Pacific Technology under the listing rules of the Hong Kong Stock Exchange and the Hong Kong Takeover Code. In particular, under the Hong Kong Takeover Code we would be excluded from voting if we were directly involved in a takeover of ASM Pacific Technology in a transaction requiring a shareholder vote.

Our reliance on a limited number of suppliers could result in disruption of our operations.

We outsource a substantial majority of the manufacturing of our front-end business to a limited number of suppliers. We are in the process of developing additional internal and external sources of supply for these manufacturing processes in the future, including an additional front-end supply source in Singapore. If our suppliers were unable or unwilling to deliver products to us in the quantities we require for any reason, including natural disaster, labor unrest, capacity constraints, supply chain management problems or contractual disputes, we may be unable to fill customer orders on a timely basis, which could negatively affect our financial performance and customer relationships.

Because the costs to semiconductor manufacturers of switching from one semiconductor equipment supplier to another can be high, it may be more difficult to sell our products to customers having a competing installed base, which could limit our growth in sales and market share.

We believe that once a semiconductor manufacturer has selected a supplier’s equipment for a particular product line, that manufacturer generally continues to rely on that supplier for future equipment requirements, including new generations of similar products. Changing from one equipment supplier to another is expensive and requires a substantial investment of resources by the customer. Accordingly, it is difficult to achieve significant sales to a customer using another supplier’s equipment. Our inability to sell our products to potential customers who use another supplier’s equipment could adversely affect our ability to increase revenue and market share.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from challenges by third parties; claims or litigation regarding intellectual property rights could require us to incur significant costs.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third party infringements, or to protect us from the claims of others. In addition, patents issued to us may be challenged, invalidated or circumvented, rights granted to us under patents may not provide competitive advantages to us, and third parties may assert that our products infringe their patents, copyrights or trade secrets. Third parties could also independently develop similar products or duplicate our products.

In addition, monitoring unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology. The laws of some countries in which our products are or may be developed, manufactured or sold, including various countries in Asia, may not protect our products or intellectual property rights to the same extent as do the laws of the Netherlands and the United States and thus make the possibility of piracy of our technology and products more likely in these countries. If competitors are able to use our technology as their own, our ability to compete effectively could be harmed.

In recent years, there has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Unrelated to our 1997 settlement with Applied Materials, discussed below, we entered into a settlement agreement with Applied Materials in August 2004 dismissing all claims and counter-claims over certain patent infringement proceedings in the United States without prejudice and without payment of any kind by any party and without licensing any patents. In addition, in April 2003, we and our subsidiary, ASM America entered into a binding memorandum of understanding regarding the settlement of mutual patent infringement claims between ASM America and Genus. In the future, additional litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others. For additional information regarding this matter, see Note 12 to our unaudited consolidated Interim Financial Statements.

Claims that our products infringe the proprietary rights of others would force us to defend ourselves and possibly our customers or suppliers against the alleged infringement. Such claims, if successful, could subject us to significant liability for damages and invalidate our proprietary rights. Regardless of the outcome, patent infringement litigation is time-consuming and expensive to resolve and diverts management time and attention.

Intellectual property litigation could force us to do one or more of the following, any one of which could severely harm our business:

•	forfeit our proprietary rights;

•	stop manufacturing or selling our products that incorporate the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell, produce, use, have produced, have sold or have used the relevant technology, which license may not be available on reasonable terms or at all or may involve significant royalty payments;

•	pay damages, including treble damages and attorney’s fees in some circumstances; or

•	redesign those products that use the challenged intellectual property.

We license the use of some patents from a competitor pursuant to a settlement agreement; if the agreement is terminated, our business could be adversely affected.

In October 1997, we entered into an agreement to settle mutual patent infringement litigation with Applied Materials, which was amended and restated in 1998, pursuant to which Applied Materials agreed to grant us a worldwide, non-exclusive and royalty-bearing license to use all of the litigated patents and certain additional patents that were not part of the litigation. In return we agreed to pay Applied Materials a settlement fee and to grant it a worldwide, non-exclusive and royalty-free license to use a number of our patents including but not limited to those patents which we were enforcing in the litigation. All licenses expire at the end of the life of the underlying patents. Our obligation to pay certain royalties to Applied Materials continues until the expiration of the corresponding underlying patent. In addition, the settlement agreement included covenants for limited periods during which the parties would not litigate the issue of whether certain of our products infringe any of Applied Materials’ patents that were not licensed to us under the settlement agreement. The covenants, which lasted for different periods of time for different products, have expired. Upon the occurrence of an event of default or other specified events, including, among other things, our failure to pay royalties, a change of control of ASM International, and improper use of the licenses, Applied Materials may terminate the settlement agreement, including the licenses included in the agreement.

Additional litigation with Applied Materials regarding other matters or the operation of the settlement agreement itself could occur. Litigation with Applied Materials, which has greater financial resources than we do, could negatively impact our earnings and financial position.

We operate worldwide; economic, political, military or other events in a country where we make significant sales or have significant operations could interfere with our success or operations there and harm our business.

We market and sell our products and services throughout the world. A substantial portion of our manufacturing employees and operations are in the People’s Republic of China and the success of our business depends on our operations there. In addition, we have manufacturing facilities in Singapore and Malaysia and assembly facilities in the Netherlands, the United States, Japan, Hong Kong and Singapore. Our operations are subject to risks inherent in doing business internationally, including, without limitation:

•	unexpected changes in regulatory requirements or changes in one country in which we do business which are inconsistent with regulations in another country in which we do business;

•	fluctuations in exchange rates and currency controls;

•	political conditions and instability, particularly in the countries in which our manufacturing facilities are located;

•	economic conditions and instability;

•	terrorist activities;

•	human health emergencies, such as the outbreak of infectious diseases or viruses, particularly in the countries in which our manufacturing facilities are located;

•	tariffs and other trade barriers, including current and future import and export restrictions, and freight rates;

•	difficulty in staffing, coordinating and managing international operations;

•	burden of complying with a wide variety of foreign laws and licensing requirements;

•	difficulty in protecting intellectual property rights in some foreign countries;

•	limited ability to enforce agreements and other rights in some foreign countries;

•	longer accounts receivable payment cycles in some countries; and

•	business interruption and damage from natural disasters.

To the extent that such disruptions slow the global economy or, more particularly, result in delays or cancellations of purchase orders, our business and results of operations could be materially and adversely affected.

Our operational results could be negatively impacted by currency fluctuations.

Our assets, liabilities and operating expenses and those of our subsidiaries are to a large extent denominated in the currency of the country where each entity is established. Our financial statements, including our consolidated financial statements, are expressed in euros. The translation exposures that result from the inclusion of financial statements of our subsidiaries that are expressed in the currencies of the countries where the subsidiaries are located are not hedged. As a result, our operational results are exposed to fluctuations of various exchange rates. These net translation exposures are taken into account in determining Shareholder’s Equity.

In addition, foreign currency fluctuations may affect the prices of our products. Prices for our products are currently denominated in United States dollars, euros and Japanese yen for sales to our customers throughout the world. If there is a significant devaluation of the currency in a specific country, the prices of our products will increase relative to that country’s currency and our products may be less competitive in that country. Also, we cannot be sure that our international customers will continue to be willing to place orders denominated in these currencies. If they do not, our revenue and operating results will be subject to additional foreign exchange rate fluctuations.

Although we monitor our exposure to currency fluctuations, these fluctuations could negatively impact our earnings, cash flow and financial position.

If our products are found to be defective, we may be required to recall and/or replace them, which could be costly and result in a material adverse effect on our business, financial condition and results of operations.

One or more of our products may be found to be defective after we have already shipped the products in volume, requiring a product replacement or recall. We may also be subject to product returns and product liability claims that could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations may expose us to liability and increase our costs.

Our operations are subject to many environmental laws and regulations wherever we operate governing, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. In February 2003, the European Commission published a directive on waste electrical and electronic equipment (“WEEE”) (Directive 2002/96/EC, which was amended in December 2003 by Directive 2003/108/EC), and which has been implemented in the Netherlands. In principle, the rules result in “take-back” obligations of manufacturers and/or the responsibility of manufacturers for the financing of the collection, recovery and disposal of electrical and electronic equipment by requiring that European Union Member States adopt appropriate measures to minimize WEEE disposal and achieve high levels of collection and separation of WEEE. Producers of WEEE will have to provide for the financing of the collection, treatment, recovery and environmentally sound disposal of WEEE by August 13, 2005. Another directive of the European Commission (Directive 2002/95/EC) provides for a ban on the use of lead and some flame retardants in manufacturing electronic components. These measures could adversely affect our manufacturing costs or product sales by forcing us or our suppliers to change production processes or use more costly materials.

As with other companies engaged in similar activities, we face inherent risks of environmental liability in our current and historical manufacturing activities. Costs associated with future environmental compliance or remediation obligations could adversely affect our business.

Members of our Supervisory Board and Management Board and our executive officers control approximately 23.3% of our voting power which gives them significant influence over matters voted on by our shareholders, including the election of members of our Supervisory Board and Management Board and makes it substantially more difficult for a shareholder group to remove or elect such members without the support of management.

Our Chairman and Chief Executive Officer controlled approximately 21.8% of the voting power of our outstanding common shares as of June 30, 2005, and the members of our Supervisory Board and Management Board and all our executive officers as a group controlled approximately 23.3% of the voting power of our outstanding common shares as of that date. Accordingly, these persons have significant influence on the outcome of matters submitted to a shareholder vote, such as the election of the members of our Supervisory Board and Management Board. Persons nominated in a non-binding nomination by the Supervisory Board for appointment by the shareholders to the Supervisory Board or Management Board at the annual general meeting of shareholders will be elected if the number of affirmative votes exceeds the number of negative votes cast by holders of the outstanding shares present or represented at the meeting and entitled to vote. Persons nominated in a binding nomination by the Supervisory Board for appointment by shareholders to the Supervisory Board and Management Board at the annual general meeting of shareholders are so appointed unless shareholders reject such nomination by a vote of at least two-thirds of the votes cast, provided that the votes to reject represent at least 50% of all issued and outstanding shares eligible to vote. This makes it difficult for a group of shareholders to remove or elect members of our Supervisory Board or Management Board without the support of management.

Our anti-takeover provisions may prevent a beneficial change of control.

Our shareholders have granted to Stichting Continuïteit ASM International, or Stichting, a non-membership organization with a board composed of our President and Chief Executive Officer, the Chairman of our Supervisory Board and three independent members, the right to acquire and vote our preferred shares to maintain the continuity of our company. Toward that objective, Stichting will evaluate, when called for, whether a takeover offer is in our best interest, and may, if it determines that such action is appropriate, acquire preferred shares with voting power equal to 50.0% of the voting power of the outstanding common shares. This is likely to be sufficient to enable it to prevent a change of control from occurring. For additional information regarding Stichting, see Item 7 - Major Shareholders and Related Party Transactions in our Annual Report on Form 20-F for the year ended December 31, 2004.

These provisions may prevent us from entering into a change of control transaction that may otherwise offer our shareholders an opportunity to sell shares at a premium over the market price.

We must offer a possible change of control transaction to Applied Materials first.

Pursuant to our 1997 settlement agreement with Applied Materials, one of our competitors, as amended and restated in 1998, if we desire to effect a change of control transaction, as defined in the settlement agreement, with a competitor of Applied Materials, we must first offer the change of control transaction to Applied Materials on the same terms as we would be willing to accept from that competitor pursuant to a bona fide arm’s-length offer made by that competitor.

Our stock price has fluctuated and may continue to fluctuate widely.

The market price of our common shares has fluctuated substantially in the past. Between January 1, 2004 and June 30, 2005, the sales price of our common shares, as reported on the Nasdaq National Market, ranged from a low of US$ 12.80 to a high of US$ 27.61. The market price of our common shares will continue to be subject to significant fluctuations in the future in response to a variety of factors, including the risk factors discussed in this report and the following factors, without limitation:

•	future announcements concerning our business or that of our competitors or customers;

•	the introduction of new products or changes in product pricing policies by us or our competitors;

•	litigation regarding proprietary rights or other matters;

•	changes in analysts’ earnings estimates;

•	developments in the financial markets;

•	quarterly fluctuations in operating results;

•	general economic, political and market conditions, such as recessions or international currency fluctuations; or

•	general conditions in the semiconductor and semiconductor equipment industries.

In addition, public stock markets frequently experience substantial price and trading volume volatility, particularly in the high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common shares.

Compliance with Internal Controls Evaluations and Attestation Requirements.

We are subject to United States securities laws, including the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted by the U.S. Securities and Exchange Commission pursuant to the Act. Under section 404 of the Sarbanes-Oxley Act and the related regulations we are required to perform an evaluation of our internal controls over financial reporting and have our independent auditor publicly attest to this evaluation beginning with the year ended December 31, 2006. We have commenced the evaluation and expect to complete it in the course of 2006. We expect internal control evaluations and attestation requirements to be time-consuming and expensive. If we would fail to complete the evaluation of our internal controls over financial reporting in time, if we would identify material weaknesses in these internal controls, or if our independent accountant could not timely attest to our evaluation, we could be subject to regulatory scrutiny and decreased public confidence in our internal controls, which may adversely affect the market price of our common shares.

Our financial condition and results of operations reported in accordance with International Financial Reporting Standards differs from our financial position and results of operations reported in accordance with US GAAP.

Since we are listed on the NASDAQ Stock Market and required to file an Annual Report on Form 20-F with the Securities and Exchange Commission, we publish our primary consolidated financial statements in accordance with Generally Accepted Accounting Principles in the U.S. (“US GAAP”).

Since we are a legal entity organized in the Netherlands and listed on the Euronext Amsterdam Stock Exchange (“Euronext Amsterdam”) we are required by European regulations to publish our statutory consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) from 2005 onwards. Our first consolidated financial statements in accordance with IFRS will be the Annual Report for 2005, including the consolidated financial statements of 2004 for comparison purposes.

Our financial position and results of operations reported in accordance with IFRS differs from our financial position and results of operations reported in accordance with US GAAP, which may adversely affect the market price of our common shares.

For additional information regarding IFRS, see Item 5. “Operation and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—International Financial Reporting Standards” in our Annual Report on Form 20-F for the year ended December 31, 2004 and our press release filed under Form 6-K with the Securities and Exchange Commission on August 26, 2005.

INCORPORATION BY REFERENCE

This report on Form 6-K is hereby incorporated by reference into Forms F-3 nos. 333-11234, 333-08080, 333-11502, 333-107339 and 333-124479 and Forms S-8 nos. 333-87262, 33-07111, 33-07109, 33-6184, 33-6185, 33-6186, 33-78628, 33-93026 and 333-11060 filed with the U.S. Securities and Exchange Commission.

EXHIBITS

Exhibit 99.1 to this report on Form 6-K containing the English translation of the employment agreement between Arnold J.M. van der Ven and ASM International is being filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASM INTERNATIONAL N.V.

Date: September 28, 2005

By:	/s/ ARTHUR H. DEL PRADO
Arthur H. del Prado President and CEO